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Exhibit 99.1

For immediate release

www.allianceatlantis.com	TSX:	AAC.A, AAC.B
www.moviedistributionincomefund.com	TSX:	FLM.UN

CONTACTS:	Andrew Akman Vice President, Corporate Development and Investor Relations Alliance Atlantis Communications Inc. Tel: (416) 966-7701 Email: andrew.akman@allianceatlantis.com	Nicola McIsaac Manager, Corporate Communications Alliance Atlantis Communications Inc. Tel: (416) 969-4405 Email: nicola.mcisaac@allianceatlantis.com

ALLIANCE ATLANTIS COMMUNICATIONS INC. & MOVIE DISTRIBUTION INCOME FUND
RESPOND TO MEDIA SPECULATION REGARDING POTENTIAL CASH OFFER

TORONTO (August 11, 2006) — Alliance Atlantis Communications Inc. ("AACI") and Movie Distribution Income Fund (the "Fund") have become aware of speculation in recent media reports of the intention of Marwyn Investment Management LLP to commence a cash bid for Motion Picture Distribution LP; an entity indirectly owned 51% by AACI and 49% by the Fund. If and when received, the Boards of each entity will respond appropriately.

About Alliance Atlantis Communications
Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with a presence in motion picture distribution in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B. The Company's website is www.allianceatlantis.com.

About Motion Picture Distribution LP and Movie Distribution Income Fund Motion
Picture Distribution LP is a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. The Company distributes filmed entertainment to theatres, on DVD, and to television broadcasters.

Unitholders of Movie Distribution Income Fund (TSX: FLM.UN) hold a minority interest in Motion Picture Distribution LP.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements of the Partnership's expectations and intentions that contain words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Partnership's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy. In addition, the cessation of Victor Loewy's employment with the Partnership gives rise to a right of termination in favour of the counterparty under one of the Partnership's principal content supplier agreements; any such termination could have a material adverse effect on the Partnership, including without limitation, the Partnership's ability to obtain content in the future and/or the ability and terms upon which the Partnership can finance and/or refinance its activities. Additional information about these factors and other factors are described in the Fund's materials filed with the security regulatory authorities in Canada from time to time, including the Fund's 2005 Annual Information Form. Neither the Fund nor the Partnership undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

*
"Alliance Atlantis" with the stylized "A" design is licensed from Alliance Atlantis Communications Inc., an indirect limited partner of Motion Picture Distribution LP, not a general partner.

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ALLIANCE ATLANTIS COMMUNICATIONS INC. & MOVIE DISTRIBUTION INCOME FUND RESPOND TO MEDIA SPECULATION REGARDING POTENTIAL CASH OFFER